[redacted]

08025970

TATES
ANGE COMMISSION
D.C. 20549

BP 3/3

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23412

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Regency Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 CORPORATE PARK #160
(No. and Street)

IRVINE	CA	92606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LARRY F. BELTRAMO 949-752-3117
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAI, JERRY T.
(Name – *if individual, state last, first, middle name*)

20 CORPORATE PARK #135 IRVINE, CA 92606
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 2 1 2008
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/19

OATH OR AFFIRMATION

I, LARRY F. BELTRAMO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Regency Securities, INC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

PATRICIA LYNN BYRNE
Commission # 1616246
Notary Public - California
Orange County
My Comm. Expires Oct 27, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REGENCY SECURITIES, INC.

Financial Statements

Years ended December 31, 2007 and December 31, 2006

JERRY T. LAI, CPA, MBA
AN ACCOUNTANCY CORPORATION

20 CORPORATE PARK, SUITE 135, IRVINE, CA 92606
TEL: (949) 250-8891 FAX: (949) 250-8896

MEMBER OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS, CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholder
Regency Securities, Inc.
Irvine, California

I have audited the accompanying balance sheets of Regency Securities, Inc. (a California corporation), as of December 31, 2007 and 2006, and the related statements of income (loss) and retained earnings and cash flows for the years then ended. These statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Regency Securities, Inc., as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the statements of changes in stockholder's equity, computation of basic net capital requirement, computation of net capital and reconciliation of computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole.

JERRY T. LAI, CPA, MBA
Irvine, California
February 21, 2008

TABLE OF CONTENTS

REGENCY SECURITIES, INC.

BALANCE SHEETS

ASSETS

		December 31,		
Current assets:		2007		2006
Cash	$	15,239	$	15,519
Interest receivable		41		34
Commissions and asset management fee receivable		10,626		18,157
Prepaid taxes		4		-
Total current assets		25,910		33,710
Property and Equipment, net		87		512
Total assets	$	25,997	$	34,222

LIABILITIES AND STOCKHOLDER'S EQUITY

		2007		2006
Current liabilities:				
Accrued expenses	$	56	$	56
Commissions payable		9,032		15,469
Total liabilities		9,088		15,525
Stockholder's equity:				
Common stock-par value of $10, authorized 2,000 shares; issued and outstanding 1,000 shares		10,000		10,000
Retained earnings		6,909		8,697
Total stockholder's equity		16,909		18,697
Total liabilities and stockholder's equity	$	25,997	$	34,222

See notes to financial statements.

REGENCY SECURITIES, INC.

STATEMENTS OF INCOME AND RETAINED EARNINGS

	For the years ended December 31, 2007	2006
REVENUES:		
Solicitor's fee income	$ 2,222,882	$ 1,518,266
Commission income	691,070	860,838
Registration fees	35,000	-
Administration fee income	240	240
Interest income	2,077	321
	2,951,269	2,379,665
EXPENSES:		
Commission expense	2,592,881	2,163,776
Other operating expenses	159,863	159,489
	2,752,744	2,323,265
INCOME BEFORE INCOME TAXES	198,525	56,400
Income taxes	313	2,474
NET INCOME	198,212	53,926
RETAINED EARNINGS, BEGINNING OF YEAR	8,697	8,371
Paid-in Capital	-	42,000
Dividends	(200,000)	(95,600)
RETAINED EARNINGS, END OF YEAR	$ 6,909	$ 8,697

See notes to financial statements.

REGENCY SECURITIES, INC.

STATEMENTS OF CASH FLOWS

	For the years ended December 31,	
	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 198,212	$ 53,926
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	426	426
(Increase) Decrease in:		
Interest receivable	(7)	(9)
Fee receivable	7,531	(420)
Prepaid taxes	(4)	-
Increase (Decrease) in:		
Accrued expenses	-	(77)
Commissions payable	(6,438)	56
Net cash provided in operating activities	199,720	53,902
CASH FLOWS FROM INVESTING ACTIVITIES		
Paid-in Capital	-	42,000
Net cash provided by investing activities	-	42,000
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	(200,000)	(95,600)
Net cash used by Finacing activities	(200,000)	(95,600)
NET INCREASE (DECREASE) IN CASH	(280)	302
CASH AT BEGINNING OF PERIOD	15,519	15,217
CASH AT END OF PERIOD	$ 15,239	$ 15,519
SUPPLEMENTAL DISCLOSURES		
Income taxes paid	$ 313	$ 2,474

See notes to financial statements.

1. <u>Organization:</u>

Regency Securities, Inc. (the Company) was incorporated on December 1, 1978 under the laws of the state of California. The Company is an introductory firm that only deals in investment company shares such as mutual funds, variable annuities and variable life. As an introductory firm the Company does not hold securities for its clients nor do any other organizations hold securities on behalf of the Company.

The Company conducts operations as a broker-dealer.

2. <u>Summary of Accounting Policies:</u>

A. Basis of Accounting: The accompanying financial statements are prepared on the accrual basis of accounting.

B. Revenue Recognition: The nature of income is generated from doing business in the retail sales of redeemable investment company shares and variable contracts on a subscription or application basis only. Securities transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transaction date.

C. Depreciation: Property and equipment are stated at cost. Depreciation of property and equipment is calculated on the straight-line method over the estimated useful lives of the assets, generally ranging from three to five years.

D. Income Taxes: The company has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholder of an S corporation is taxed on his proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements. The California Franchise tax was paid in the amount of $313 and $2,474 for 2007 and 2006 respectively.

E. Use of Estimates: Management of the Company has made estimates relating to the reporting of assets at the balance date and reporting of income during the period to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates even though the differences should be insignificant. No bad debt expense incurred in 2007 or 2006.

2. Property and Equipment:

Property and equipment at December 31, 2007 and 2006 is summarized as follows:

	2007	2006
Computer	$ 2,088	$ 2,088
Office equipment	40	40
	2,128	2,128
Less accumulated depreciation	(2,041)	(1,616)
	$ 87	$ 512

3. Commitments:

Operating Leases: In July 1996, the Company entered into an operating lease for its corporate office. On December 31, 2007, future minimum payments under this non-cancelable lease agreement for the year ending December 31, 2008 were $ 9,009.

4. Related Party Transactions:

The following transactions occurred between the Company and the sole shareholder:

	2007	2006
Salary paid for office administration	$ 84,000	$ 84,000
Commission paid for stock sales	10,000	9,000
	$ 94,000	$ 93,000

5. Net Capital Requirements:

Under Rule 15c3-1(a)(2) of the Securities and Exchange Commission, the Company is required to maintain net capital of $5,000. Under Rule 15c3-1(a)(1) of the Securities and Exchange Commission, aggregate indebtedness must not exceed net capital, as those terms are defined, by a ratio of more than 15 to 1. The Company was in compliance with these requirements. Specifically, at December 31, 2007 the Company had excess net capital of $11,822 and indebtedness of $9,088, and at December 31, 2006 the Company had excess net capital of $13,185 and indebtedness of $15,525.

6. Common Stock:

On March 1, 1983, the stockholders and board of directors authorized and approved the recapitalization of the Company. The Company decreased the par value of its stock from

$20.00 to $10.00 per share. This decrease in capital was within the rules set by the Securities and Exchange Commission.

7. Information Relating to Possession or Control Requirements Under Rule 15c3-3:

   The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k)(1) exemptive provision.

8. Information Relating to a Computation for Determining SEC Rule 15c3-3 Reserve Requirement.

   The Company is exempt from the Rule 15c3-3 as it relates to the computation for determining Reserve Requirement under the (k)(1) exemptive provision.

9. The Corporation contributed in the amount of $10,000 to the sole shareholder/employee's SEP IRA account in 2007.

REGENCY SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	For the years ended December 31, 2007	2006
Common Stock	$ 10,000	$ 10,000
Retained earnings, beginning of year	$ 8,697	$ 8,371
Net income	198,212	53,926
Paid-in Capital	-	42,000
Dividends	(200,000)	(95,600)
Retained earnings, end of year	$ 6,909	$ 8,697

See notes to financial statements.

REGENCY SECURITIES, INC.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

	December 31,	
	2007	2006
Minimum net capital required 6 2/3% of aggregate indebtedness of $9,088 (2007); $15,525 (2006)	$ 606	$ 1,036
Minimum dollar net capital requirement of broker-dealer	$ 5,000	$ 5,000
Net capital requirement	$ 5,000	$ 5,000
Excess net capital $16,909-$5,000-$87 (2007); $18,697-$5,000-$512 (2006)	$ 11,822	$ 13,185

See notes to financial statements.

REGENCY SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2007	December 31, 2006
Total ownership equity	$ 16,909	$ 18,697
Less non-allowable assets	(128)	(546)
Total capital	16,781	18,151
Net capital before haircuts on securities positions	16,781	18,151
Net capital	$ 16,781	$ 18,151

See notes to financial statements.

REGENCY SECURITIES, INC.

RECONCILIATION OF COMPUTATION OF NET CAPITAL

	December 31,	
	2007	2006
Net capital per FOCUS part IIA report	$ 16,823	$ 18,185
Less:		
Interest receivable	(41)	(34)
Rounding	(1)	-
Net capital reported under Rule 15c3-1	$ 16,781	$ 18,151

END

See notes to financial statements.